[LETTERHEAD OF STONEMOR PARTNERS L.P.]

September 25, 2007

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneMor Partners L.P. Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006 Filed March 19, 2007 and April 30, 2007, respectively
File No. 0-50910

Dear Mr. Spirgel:

StoneMor Partners L.P. (the “Company”) submits the following responses to comments raised in the staff’s letter (the “Comment Letter”), dated September 13, 2007. In order to facilitate your review, each of the staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

Form 10-K for the Year Ending December 31, 2006

Consolidated Statement of Cash Flows, Page 63

1.	Revise your statement of cash flows so that the amounts reported as the change in your balance sheet line-item “Merchandise liability” equals the change in the amounts reported in your balance sheet.

Response

In future filings we will comply with this request.

Larry Spirgel

September 25, 2007

2.	Disclose as separate line-items in your statement of cash flows the changes in your balance sheet line-items deferred cemetery revenue and deferred selling and obtaining costs.

Response:

We will disaggregate deferred cemetery revenue and deferred selling and obtaining costs in our statement of cash flows in future filings. Exhibit A is provided to demonstrate the effects of this future presentation.

Pre-Need Merchandise and Services, and Merchandise Trusts, Page 72

Perpetual Care Trusts, Page 74

3.	So that investors may clearly understand your activities within the pre-need merchandise and services, and merchandise trusts, and the perpetual care trusts, and how these activities may impact your reported results, please disclose and provide a roll-forward schedule for each type of trust that separately identifies each type of inflow and outflow, quantified on a gross basis. Include activities such as purchases, sales, realized gains and losses, and expenses.

Response:

In order to provide increased visibility into the inflows and outflows of funds in our merchandise and perpetual care trusts, we propose adding the reconciliation contained in Exhibit B to the trust footnotes to our financial statements. You will notice that this roll-forward schedule does not include purchases and sales of securities within the trusts as these transactions do not bear a direct relationship to results reported in our financial statements. We have included gross realized gains and losses for the merchandise trusts as these are the outcome of the purchase and sale transactions which are reflected in our financial statements. We will continue to provide gross purchase and sale information in the narrative to these notes in order to enhance the disclosure.

4.

We note your response to comment 5; however, we remain confused as to why the sum of the amounts of the merchandise liability and the deferred merchandise trust revenue do not equal the amount of the merchandise trust. Please explain further and

Larry Spirgel

September 25, 2007

tell us where you have reported the difference in these amounts in your financial statements, and provide us a reconciliation.

Response:

In order for the sum of the merchandise liability and the deferred merchandise trust revenue to equal the balance in the merchandise trust we would have to be required to trust exactly the amount of our liability to provide the goods or services in the future and never withdraw any funds from the trust in advance of revenue recognition. This is not the case. Individual states dictate the amount that is required to be deposited in trust which is often a function of sales price, not actual liability. Additionally, some states allow for capital gains earned on the trusted amounts to be withdrawn in advance of the delivery criteria that they have established. We present the following example as a means to help clarify the flow of funds and the relationship between the account balances.

Example:

Assume that we sell a concrete burial vault to a customer in the Commonwealth of Pennsylvania for $750. The Commonwealth requires that we deposit 70 percent of the sales price in the merchandise trust. Our cost to provide this merchandise to the customer is $125. We would make the following entries to record this sale, trust deposit and associated merchandise liability:

Account	Debit	Credit
Cash	$750.00
Deferred Cemetery Revenue		$750.00
(record deferred revenue)

Merchandise Trust	$525.00
Cash		$525.00
(record cash deposited in trust (70% of $750))

Deferred Cost of Goods Sold	$125.00
Merchandise Liability		$125.00
(record liability to deliver goods)

Larry Spirgel

September 25, 2007

At this point, our balance sheet would include the merchandise trust asset of $525, a merchandise liability of $125 and deferred merchandise trust revenue of $0.

Assume further that the funds held in merchandise trust are invested in a security that pays an annual dividend of five percent and was subsequently sold netting a capital gain of $100. We would make the following entry to record these events:

Account	Debit	Credit
Merchandise Trust	$26.25
Deferred Merchandise Trust Revenue		$26.25
(record deferred merchandise trust revenue)

Merchandise Trust	$100.00
Deferred Merchandise Trust Revenue		$100.00
(record realized capital gains)

This entry will increase the merchandise trust asset to $651.25, have no effect on merchandise liability which remains $125 and increase the deferred merchandise trust revenue to $126.25.

As you can see, following these two events, these balances are not equal.

In Pennsylvania we are permitted by state law to withdraw the amount of realized capital gains on the funds held in merchandise trust, and when we withdraw these funds, we would make the following entry:

Account	Debit	Credit
Cash	$100.00
Merchandise Trust		$100.00
(record withdrawal of capital gains)

Larry Spirgel

September 25, 2007

This entry will decrease the merchandise trust asset to $551.25, have no effect on merchandise liability which remains $125.00 and have no effect on deferred merchandise trust revenue which remains $126.25.

Under this common scenario, it can be seen that the sum of the merchandise liability and deferred merchandise trust revenue do not equal the merchandise trust asset.

The balances in our merchandise trust asset, deferred merchandise trust revenue and merchandise liability include thousands of transactions similar to those described above. As such, the sum of merchandise liability and deferred merchandise trust revenue will never equal the merchandise trust asset.

Segment Reporting and Related Information, Page 69

5.	We note in your response to comment 6 that the Chief Executive Group does review certain regional information from the seven regions. Please explain to us why the seven regions mentioned in your response are not operating segments under the guidance in paragraph 10 of SFAS No. 131.

Response:

The guidance in paragraph 10(b) of SFAS No. 131 requires that the results of each segment be regularly reviewed by our Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance. We believe that although we produce discrete financial information for each of our regions and that each region earns revenues and incurs expenses; the Chief Executive Group does not regularly review the operating performance of these regions in order to make decisions about resources or assess individual regional performance. The Chief Executive Group reviews profitability, gross margins and operating margins on a consolidated basis only. As described in our previous response and delineated in the previously provided organizational chart, no regional manager or corporate executive is held accountable for the net operating performance of a specific region. As such, a review of financial information from this perspective is not performed. Members of management who are not part of the Chief Executive Group may review regional information related to their functional area (i.e. sales), but none of these employees makes decisions related to allocation of resources to a specific region.

In response to comment seven, we will be providing all of the financial information that is available to our chief operating decision makers. It is important to note that no information is provided to this group that is not also provided to another group of

Larry Spirgel

September 25, 2007

constituents. For example we prepare a package that is distributed to a group of banks in accordance with specific loan covenants. This package is also provided to our board of directors, members of our independent audit team and our chief operating decision makers. Although the banks have requested that we provide a certain amount of detail in a specific format, not all parties receiving the information have a need or use for such level of detail. Our monthly financial reporting package which is distributed to all corporate members of our management team is not prepared in accordance with GAAP, as the method of revenue recognition prescribed in SAB 104 is not consistent with the way we manage our business. Revenues in our internal monthly reporting package are shown as recognized when contracts are written and not when merchandise is serviced as required by SAB104. Additionally, there is no deferred revenue or deferred costs in our internal financial package. This package includes a wide variety of financial information ranging from location specific detail to consolidated results. Although it is widely distributed, the level of detail is not presented audience specific. Therefore, recipients of this information may receive information that is not required to be delivered to them or necessary in the performance of their duties.

Additionally, because we have no need for it, we have never prepared any regional information in accordance with GAAP. As stated previously, for our internal financial reporting, we recognize sales revenue when the contract is signed, trust revenue when it is earned, and expenses as incurred, rather than deferring until delivered as prescribed under SAB 104. As a result, our internally generated statements recognize significant additional revenues and expenses when compared to our GAAP statements. We believe that the production and disclosure of regional financial information prepared in any manner would be misleading as the reader may be led to believe that we manage our business based on this information, which we do not.

6.	Explain to us why each of your funeral homes is not an operating segment under the guidance in paragraph 10 of SFAS No. 131.

Response:

In our previous response, we indicated that our funeral homes did meet the criteria established in paragraph 10 of SFAS 131, but that we aggregated these results with those of our cemeteries based on the criteria outlined in paragraph 17 of SFAS 131.

7.	So that we better understand how you have analyzed the structure of your internal organization and how, under the guidance in SFAS No. 131, it is appropriate for you to not report any segment information, please provide to us copies of all reports of discrete, financial information that are available to your chief operating decision makers.

Response:

As requested, enclosed as Exhibit C is an index of all reports of discrete financial information that are available to our chief operating decision makers. Copies of these reports have been submitted to your office supplementally under separate cover. The Company will submit a request for return of information listed in the index pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934.

Larry Spirgel

September 25, 2007

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (215) 826-2800.

Sincerely,

/s/ William R. Shane
William R. Shane
Executive Vice President and Chief Financial Officer of StoneMor GP LLC, General Partner of StoneMor Partners L.P.

cc:	Joe Cascarano, Staff Accountant
Robert Littlepage, Accountant Branch Chief

Larry Spirgel

September 25, 2007

EXHIBIT A

StoneMor Partners L.P.

Successor to Cornerstone Family Services, Inc. (Predecessor)

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2004	2005	2006
OPERATING ACTIVITIES:
Net Income (Loss)	$(3,838)	$4,705	$3,040
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Cost of lots sold	5,071	4,274	4,605
Depreciation and amortization	4,547	3,510	3,501
Expenses related to refinancing	3,889	—	—
Stock-based compensation	433	—	1,212
Deferred income tax (benefit)	(1,415)	—	—
Other non cash	—	—	453
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(2,388)	(1,565)	5,990
Allowance for doubtful accounts	—	—	1,225
Merchandise trusts	(1,333)	10,473	(3,517)
Prepaid expenses	(237)	(642)	(385)
Other current assets	(75)	(54)	(1,299)
Other assets	450	(274)	862
Accounts payable and accrued and other liabilities	(440)	1,024	2,720
Deferred cemetery revenue
Deferred selling and obtaining costs	10,218	3,362	8,041
Merchandise liability	(7,397)	(7,224)	(8,109)

Net cash provided by operating activities	7,485	17,589	18,339

INVESTING ACTIVITIES:
Costs associated with potential acquisitions	—	(143)	(219)
Additions to cemetery property	(3,267)	(2,850)	(3,398)
Purchase of subsidiaries, net of common units issued	—	(10,101)	(11,040)
Divestiture of Funeral Home	—	—	2,091
Acquisitions of property and equipment	(2,620)	(2,192)	(2,059)

Net cash used in investing activities	(5,887)	(15,286)	(14,625)

FINANCING ACTIVITIES:
Cash distribution	—	(16,442)	(17,346)
Additional borrowings on long-term debt	85,048	8,048	17,522
Repayments of long-term debt	(135,763)	(1,400)	(1,021)
Sale of limited partner units	86,638	120	120
Purchase of CFSI LLC common units	(5,255)	—	—
Cost of financing activities	(23,346)	(178)	—

Net cash provided by (used in) financing activities	7,321	(9,852)	(725)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,919	(7,549)	2,989
CASH AND CASH EQUIVALENTS - Beginning of period	5,554	14,474	6,925

CASH AND CASH EQUIVALENTS - End of period	$14,474	$6,925	$9,914

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$9,980	$6,354	$7,390

Cash paid during the period for income taxes	$777	$1,068	$2,508

NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of limited partner units to fund cemetery acquisition	$—	$5,900	$5,875

Larry Spirgel

September 25, 2007

EXHIBIT B

	Cost Balance @ 12/31/2006	Contribution	Acquisition	Distributions	Interest & Dividends	Realized Gain	Realized Loss	Taxes & Fees	Cost Balance @ 6/30/2007
Merchandise Trust Funds	145,070,900	11,222,652	5,424,089	(17,751,211)	3,164,091	4,945,485	(277,238)	(803,510)	150,995,258
Perpetual Care Trust Funds	162,708,885	2,227,217		(6,522,642)	4,650,225			(604,454)	162,459,231

Total:	307,779,785	13,449,869	5,424,089	(24,273,853)	7,814,316	4,945,485	(277,238)	(1,407,964)	313,454,489

EXHIBIT C

Index of Supplemental Documents Provided in Response to Comment 7

1.	Internal Non-GAAP Consolidated Monthly Income Statement

2.	Internal Non-GAAP Consolidated Year-To-Date Income Statement

3.	Internal Non-GAAP Consolidated Income Statement (All Cemeteries Only)

4.	Internal Statistical Report of Units Sold (All Cemeteries Only)

5.	Internal Non-GAAP Consolidated Income Statement (All “Same Store” Cemeteries Only)

6.	Internal Statistical Report of Units Sold (All “Same Store” Cemeteries Only)

7.	Internal Non-GAAP Consolidated Income Statement (All Cemeteries acquired in 2006 from SCI Only)

8.	Internal Statistical Report of Units Sold (All Cemeteries acquired in 2006 from SCI Only)

9.	Internal Non-GAAP Consolidated Income Statement (All Funeral Homes Only) Format A

10.	Internal Non-GAAP Consolidated Income Statement (All Funeral Homes Only) Format B

11.	Internal Non-GAAP Consolidated Income Statement (All “Same Store” Funeral Homes Only) Format A

12.	Internal Non-GAAP Consolidated Income Statement (All “Same Store” Funeral Homes Only) Format B

13.	Internal Non-GAAP Consolidated Income Statement (All Funeral Homes acquired in 2006 from SCI Only) Format A

14.	Internal Non-GAAP Consolidated Income Statement (All Funeral Homes acquired in 2006 from SCI Only) Format B

15.	Internal Non-GAAP Monthly Operating Margin By Location

16.	Internal Non-GAAP Year-To-Date Operating Margin By Location

17.	Internal Non-GAAP Corporate Expense Statement

18.	Internal Non-GAAP Regional Expense Statement

19.	Internal Non-GAAP Telemarketing Expense Statement

20.	Internal Non-GAAP Consolidated Income Statement (Northeast Region Only)

21.	Internal Statistical Report of Units Sold (Northeast Region Only)

22.	Internal Non-GAAP Consolidated Income Statement (Eastern Pennsylvania Region Only)

23.	Internal Statistical Report of Units Sold (Eastern Pennsylvania Region Only)

24.	Internal Non-GAAP Consolidated Income Statement (Central Pennsylvania Region Only)

25.	Internal Statistical Report of Units Sold (Central Pennsylvania Region Only)

26.	Internal Non-GAAP Consolidated Income Statement (Mid Atlantic Region Only)

27.	Internal Statistical Report of Units Sold (Mid Atlantic Region Only)

28.	Internal Non-GAAP Consolidated Income Statement (Southern Region Only)

29.	Internal Statistical Report of Units Sold (Southern Region Only)

30.	Internal Non-GAAP Consolidated Income Statement (West Virginia Region Only)

31.	Internal Statistical Report of Units Sold (West Virginia Region Only)

32.	Internal Non-GAAP Consolidated Income Statement (Southern Virginia Region Only)

33.	Internal Statistical Report of Units Sold (Southern Virginia Region Only)

34.	Internal Non-GAAP Consolidated Income Statement (Western Region Only)

35.	Internal Statistical Report of Units Sold (Western Region Only)

36.	Internal Non-GAAP Consolidated Income Statement (Western Pennsylvania Region Only)

37.	Internal Statistical Report of Units Sold (Western Pennsylvania Region Only)

38.	Monthly Financial Package Distributed to Banks, Board of Directors and Independent Auditors

39.	Quarterly Financial Package Distributed to Board of Directors (Meeting Materials)